

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2010

Richard R. Current
Chief Financial Officer
Neogen Corporation
620 Lesher Place
Lansing, Michigan 48912

> **Re: Neogen Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2009**
> **Definitive Proxy Statement filed September 1, 2009**
> **Form 10-Q for the Quarterly Period Ended November 30, 2009**
> **File No. 000-17988**

Dear Mr. Current:

We have completed our review of your above-referenced filings and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director